Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2016 of Alexco Resource Corp. of our report dated March 29, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-212578) of Alexco Resource Corp. of our report dated March 29, 2017 referred to above.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, BC

March 29, 2017